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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under The Securities Exchange Act of 1934
                               (Amendment No. 3)*

                         Premier National Bancorp, Inc.
                   (formerly Hudson Chartered Bancorp, Inc.)
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                                (Name of Issuer)

                     Common Stock, par value $0.80 per share
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                         (Title of Class of Securities)

                                  74053F 1 0 7
                              (formerly 443678107)
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                                 (CUSIP Number)

                           Edward vK. Cunningham, Jr.
                                    President
                       The George Gale Foster Corporation
                       c/o Van DeWater & Van DeWater, LLP
                       Mill & Garden Streets, P.O. Box 112
                          Poughkeepsie, New York 12602
                                 (914) 452-5900
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 17, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are being sent.

*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Document Consists of 5 Pages.

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

CUSIP No. 74053F 1 0 7             Schedule 13D                     Page 2 of 5

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   1.  NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       The George Gale Foster Corporation
       14-1460192
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   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                             (a)  [  ]
                                                             (b)  [  ]
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   3.  SEC USE ONLY

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   4.  SOURCE OF FUNDS (See Instructions): Not applicable

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   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

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   6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
       Delaware

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   NUMBER OF      7.   SOLE VOTING POWER:
     SHARES            778,498
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8.   SHARED VOTING POWER:
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9.   SOLE DISPOSITIVE POWER:
      WITH             778,498
                  --------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER:
                       0
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  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       778,498
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  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                               [  ]
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  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
       5.5%
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  14.  TYPE OF REPORTING PERSON (See Instructions):
       CO

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

CUSIP No. 74053F 1 0 7              Schedule 13D                    Page 3 of 5



                         Amendment No. 3 to Schedule 13D

         The Schedule 13D, dated September 30, 1994, as amended, of The George Gale Foster Corporation ("GGF" or the "Reporting Person") is hereby amended as set forth below. Capitalized terms used herein without definition have the meaning set forth in Amendment No. 2 to this Schedule 13D. Except as specifically provided herein, this Amendment No. 3 to Schedule 13D does not modify any of the information previously reported in the Schedule 13D and Amendments Nos. 1 and 2 thereto, and should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D and the amendments thereto.

Item 1.      Security and Issuer.

         Item 1 of the Schedule 13D is revised, amended and restated as set forth below:

         The title of the class of equity securities to which this Schedule 13D relates is the common stock, par value $0.80 per share ("Premier Common Stock"), of Premier National Bancorp, Inc. ("Premier"), formerly named Hudson Chartered Bancorp, Inc. ("Hudson Chartered"). The address of the principal executive offices of Premier is Route 55, P.O. Box 310, LaGrangeville, New York 12540.

Item 2.      Identity and Background.

         Item 2 of the Schedule 13D is amended as set forth below:

         Gale Foster Palmatier, deceased, is no longer a director of the Reporting Person.

         Dorothy F. Hukey, a director of the Reporting Person, is now named Dorothy H. Foster.

Item 5.      Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is revised, amended and restated as set forth below:

         (a)-(b) Since the filing of Amendment No. 2 to this Schedule 13D, the percentage of the outstanding Premier Common Stock beneficially owned by the Reporting Person has changed primarily as a result of the issuance of 7,026,555 shares of Premier Common Stock in connection with the merger (the "Merger") of Progressive Bank, Inc. ("Progressive") with and into Hudson Chartered. The Merger was consummated on July 17, 1998 (the "Effective Time") in accordance with an Agreement and Plan of Reorganization and a related Plan of Merger, both dated December 16, 1997 (together, the "Agreement").

         GGF beneficially owns 778,498 shares of Premier Common Stock, which shares represent approximately 5.5% of the 14,202,567 shares of Premier Common Stock issued and outstanding at the Effective Time.

         Under the Agreement, each issued and outstanding share of common stock of Progressive, par value $1.00 per share ("Progressive Common Stock"), was converted at the Effective Time into 1.82 shares of Premier Common Stock and cash in lieu of any fractional share. In addition to the issuance of shares of

CUSIP No. 74053F 1 0 7              Schedule 13D                    Page 4 of 5


Premier Common Stock in connection with the Merger, the percentage of shares of Premier Common Stock beneficially owned by the Reporting Person's executive officers and directors may also have changed as a result of the conversion of such executive officer's or director's ownership of shares of Progressive Common Stock into Premier Common Stock at the Effective Time. The aggregate number and percentage of outstanding shares of Premier Common Stock owned by the executive officers and directors of the Reporting Person are set forth below.

         Edward vK. Cunningham, Jr., a director and executive officer of the Reporting Person, beneficially owns 57,940 shares of Premier Common Stock, or less than 1% of the outstanding shares. Mr. E. vK. Cunningham, Jr. has sole voting and dispositive power over 32,535 of such shares, including 20,808 shares held in retirement accounts. Mr. E. vK. Cunningham, Jr. is a co-trustee and beneficiary of two family trusts which hold an aggregate of 25,405 of such shares, as to which Mr. E. vK. Cunningham, Jr. has shared voting and dispositive power. In addition, Mr. E. vK. Cunningham, Jr.'s spouse owns 2,503 shares of Premier Common Stock, as to which beneficial ownership is disclaimed.

         T. Jefferson Cunningham III, a director and executive officer of the Reporting Person, beneficially owns 232,511 shares of Premier Common Stock, or approximately 1.6% of the outstanding shares. Mr. T.J. Cunningham III has sole voting and dispositive power over 188,207 of such shares including 75,499 shares which Mr. T.J. Cunningham III has a right to acquire within 60 days pursuant to the exercise of stock options, 978 shares allocated to Mr. T.J. Cunningham III under Hudson Chartered's ESOP, 41,515 shares held in retirement accounts, and 5,460 shares of Premier Common Stock issued at the Effective Time upon conversion of 3,000 shares of Progressive Common Stock owned by Mr. T.J. Cunningham III. Mr. T.J. Cunningham III is a co-trustee and beneficiary with Mr.
E. vK. Cunningham, Jr. of the two family trusts noted above, which hold an aggregate of 25,405 shares of Premier Common Stock, and as to which Mr. T.J. Cunningham III has shared voting and dispositive power. Mr. T.J. Cunningham III's spouse and children own an aggregate of 18,899 shares of Premier Common Stock, as to which Mr. T.J. Cunningham III has shared voting and dispositive power.

         Christopher G. Cunningham, a director of the Reporting Person, beneficially owns 21,744 shares of Premier Common Stock, or less than 1% of the issued and outstanding shares. Mr. C.G. Cunningham has sole voting and dispositive power over such shares.

         Jonathan E. Twichell, a director of the Reporting Person, beneficially owns 5,838 shares of Premier Common Stock, or less than 1% of the issued and outstanding shares. Mr. J.E. Twichell has sole voting and dispositive power over such shares.

         (c) Except as otherwise described herein, neither the Reporting Person, nor, to the best of the Reporting Person's knowledge, any of the persons listed on Schedule I of Amendment No. 2, beneficially owns any shares of Premier Common Stock. Other than receipt of shares of Premier Common Stock in connection with routine quarterly dividend reinvestments under Premier's Dividend Investment and Stock Purchase Plan and the conversion of Progressive Common Stock into Premier Common Stock in the Merger as described above, no other transactions in Premier Common Stock were effected during the past 60 days by the Reporting Person, or, to the best of the Reporting Person's knowledge, by any of the persons listed on
Schedule I of Amendment No. 2.

CUSIP No. 74053F 1 0 7              Schedule 13D                    Page 5 of 5






                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      THE GEORGE GALE FOSTER CORPORATION


 July 28, 1998                        By: /s/ Edward vK. Cunningham, Jr.
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   (Date)                             Edward vK. Cunningham, Jr., President